SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)

CHROMADEX CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

171077407

(CUSIP Number)

Steven D. Rubin

4400 Biscayne Boulevard

Miami, Florida 33137

(305) 575-6015

(Name, address and telephone number of person authorized to receive notices and communications)

January 10, 2019

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	NAMES OF REPORTING PERSONS: Phillip Frost, M.D. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 3,251,521 (1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 3,251,521 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,251,521 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES** (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.9% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)

Includes 1,929,542 shares of common stock held by Phillip and Patricia Frost Philanthropic Foundation, Inc. and 1,321,979 shares of common stock held by Frost Gamma Investments Trust. Dr. Phillip Frost is the trustee of Frost Gamma Investments Trust. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation. Dr. Phillip Frost is President of Phillip and Patricia Frost Philanthropic Foundation, Inc.

(2)

Based on 55,102,484 shares of common stock outstanding as of November 6, 2018, as reported by the Company in their Quarterly Report on Form 10-Q, for the quarterly period ended September 30, 2018, filed with the Securities and Exchange Commission on November 7, 2018.

1	NAMES OF REPORTING PERSONS: Frost Gamma Investments Trust I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 1,321,979 (1)
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 1,321,979 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,321,979 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES** (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.4% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1)

Includes 1,321,979 shares of common stock held by Frost Gamma Investments Trust of which Dr. Phillip Frost is the trustee. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

(2)

Based on 55,102,484 shares of common stock outstanding as of November 6, 2018, as reported by the Company in their Quarterly Report on Form 10-Q, for the quarterly period ended September 30, 2018, filed with the Securities and Exchange Commission on November 7, 2018.

1	NAMES OF REPORTING PERSONS: Phillip and Patricia Frost Philanthropic Foundation, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 1,929,542 (1)
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 1,929,542 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,929,542 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES** (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.5% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

(1)	Held by Phillip and Patricia Frost Philanthropic Foundation, Inc. of which Dr. Phillip Frost is President.
(2)

Based on 55,102,484 shares of common stock outstanding as of November 6, 2018, as reported by the Company in their Quarterly Report on Form 10-Q, for the quarterly period ended September 30, 2018, filed with the Securities and Exchange Commission on November 7, 2018.

ITEM 1. Security and Issuer.

This Amendment No. 8 to Schedule 13D amends certain Items of the Schedule 13D filed with the Securities and Exchange Commission on January 19, 2011, as amended on August 29, 2011, July 12, 2012, January 3, 2014, July 27, 2016, September 14, 2016, August 17, 2017 and December 29, 2017 to Schedule 13D (this “Amendment No. 8”) is filed by Phillip Frost, M.D., Frost Gamma Investments Trust (the “Gamma Trust”) and Phillip and Patricia Frost Philanthropic Foundation, Inc. (“Philanthropic Foundation”, and collectively with Dr. Frost and Gamma Trust, the “Reporting Persons”), with respect to common stock, $.001 par value per share (“Common Stock”) of ChromaDex Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 10005 Muirlands Blvd., Suite G, Irvine, CA 92618. Information regarding each of the reporting persons is set forth below.

ITEM 2. Identity and Background.

The last paragraph of Item 2 is hereby deleted and replaced with the following:

To the best knowledge of each of the Reporting Persons, except as described below, neither such Reporting Person has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors) or has, within the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On December 27, 2018, Frost and the Trust entered into a settlement agreement with the Securities and Exchange Commission (“Commission”), which was approved by the court on January 10, 2019, to resolve an action brought by the Commission against Frost, the Trust, and others, in SEC v. Honig et al., 18 Civ. 08175 (S.D.N.Y.). Without admitting or denying the Commission’s allegations, Frost agreed to injunctions from violations of the Sections 5(a), 5(c), and 17(a)(2) of the Securities Act of 1933 and Section 13(d) of the Securities Exchange Act of 1934 and Rule 13d-1(a) thereunder; approximately $5.5 million in penalty, disgorgement, and prejudgment interest; and a prohibition, with certain exceptions, from trading in penny stocks. Without admitting or denying the Commission’s allegations, the Trust agreed to injunctions from violations of Section 17(a)(2) of the Securities Act of 1933; and a prohibition, with certain exceptions, from trading in penny stocks.

ITEM 3. Source and Amount of Funds or Other Consideration.

No change.

ITEM 5. Interest in Securities of the Issuer.

The Reporting Persons’ beneficial ownership of the Issuer’s common stock is as set forth in the table below:

Name and Title of Beneficial Owner	Number of Outstanding Shares Beneficially Owned		Percentage of Outstanding Shares of Common Stock
Phillip Frost, M.D.	3,251,521	(2)	5.9	% (1)
Frost Gamma Investments Trust	1,321,979	(3)	2.4	% (1)
Phillip and Patricia Frost Philanthropic Foundation, Inc.	1,929,542		3.5	% (1)

(1)

Based on 55,102,484 shares of common stock outstanding as of November 6, 2018, as reported by the Company in their Quarterly Report on Form 10-Q, for the quarterly period ended September 30, 2018, filed with the Securities and Exchange Commission on November 7, 2018.

(2)

Includes 1,929,542 shares of common stock held by Phillip and Patricia Frost Philanthropic Foundation, Inc., 1,321,979 shares of common stock held by Frost Gamma Investments Trust. Dr. Phillip Frost is the trustee of Frost Gamma Investments Trust. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation. Dr. Phillip Frost is President of Phillip and Patricia Frost Philanthropic Foundation, Inc.

(3)

Includes 1,321,979 shares of common stock held by Frost Gamma Investments Trust of which Dr. Phillip Frost is the trustee. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

The Reporting Persons’ responses to Items 3 and 4 to this 13D Amendment No. 8 are hereby incorporated by reference in this Item 5. The Reporting Persons’ responses to cover page Items 7 through 10 of this 13D Amendment No. 8, including the footnotes thereto, if any, are hereby incorporated by reference in this Item 5.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

None.

ITEM 7. Material to be Filed as Exhibits

Exhibit Number	Description

99.1	Joint Filing Agreement with Frost Gamma Investments Trust and Phillip and Patricia Frost Philanthropic Foundation, Inc. (previously filed)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019	By:	/s/ Phillip Frost, M.D.
Phillip Frost, M.D.

Dated: February 14, 2019	FROST GAMMA INVESTMENTS TRUST

	By:	/s/ Phillip Frost, M.D.
Phillip Frost, M.D., Trustee

Dated: February 14, 2019	PHILLIP AND PATRICIA FROST PHILANTHROPIC FOUNDATION, INC.

	By:	/s/ Phillip Frost, M.D.
Phillip Frost, M.D., President

EXHIBIT INDEX

Exhibit Number	Description

99.1	Joint Filing Agreement with Frost Gamma Investments Trust and Phillip and Patricia Frost Philanthropic Foundation, Inc. (previously filed)